NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by UBS AG (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

UBS AG ETRACS Fisher-Gartman Risk On ETN due November 27, 2041
(suspended: 5/9/2014) symbol: ONN

UBS AG ETRACS Fisher-Gartman Risk Off ETN due November 27, 2041
(suspended: 5/9/2014) symbol: OFF

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that, on May 9, 2014, the issuer liquidated the securities listed above at rates of $30.3285 and $17.7114 per unit, respectively. Accordingly, trading in the issues was suspended before the opening on the date specified above.